REQUEST FOR ADDITIONAL DOCUMENTS AND INFORMATION

ARTICLE R.225-83 OF THE FRENCH COMMERCIAL CODE(1) Extraordinary Shareholders’ Meeting February 11, 2014	Request to be sent to: Flamel Technologies Legal Department 33 avenue du Dr Georges Lévy – 69693 VENISSIEUX Cedex – France Or by e-mail to General.meeting@flamel.com

I, the undersigned:

Name (or corporate name) ______________________________________________

Address: _____________________________________________________________

Owner of

__________ registered shares

__________ bearer shares, in the form of ADR, recorded in an account held with

__________________________________________________________(2)

hereby request the Company to send to the above address the documents and information referred to in article R.225-83 of the French Commercial code, for the purpose of the Flamel’s Extraordinary Shareholders’ Meeting to be held on February 11, 2014.

Signed in ________________, on ____________ 2014	Signature:

In accordance with article R.225-88 of the French Commercial code, holders of registered shares may make a one-time request to the Company to send the documents and information referred to in articles R.225-81 and R.225-83 of the said Code prior to all future Shareholders' Meetings.

Please check this box if you wish to lodge this request    ☐

(1)	The documents and information referred to in article R.225-83 of the French Commercial Code include the Statutory Auditors’ reports

(2)	For holders of ADR, please state the name and address of the authorized financial intermediary responsible for managing your shares.

Flamel Technologies S.A. I Flamel.com

Flamel Technologies S.A.

French public limited-liability company, with a Board of Directors (société anonyme avec Conseil d’administration) with share capital of €3,123,700.00

Registered office: 33 avenue du Dr Georges Lévy – 69693 VENISSIEUX Cedex - France

Telephone: +33 (0)472 783 434

Registered with the Lyon Trade and Companies Registry under number 379 001 530

Website: www.flamel.com

Documents and information referred to in article R. 225-81 du Code de commerce.

This English version has been prepared for the convenience of English language readers.

It is a translation of the original French Document d’Assemblée Générale prepared for the Extraordinary General Meeting.

It is intended for general information only and in case of doubt the French original shall prevail.

Flamel Technologies S.A. I Flamel.com